Exhibit (a)(1)(C)

Form of Confirmation E-mail

Infinera Corporation (“Infinera”) has received your election form dated             , 2010 by which you elected to accept or reject the Infinera offer to exchange certain outstanding options to purchase common stock for new awards with respect to some or all of your outstanding eligible options, subject to the terms and conditions of the exchange offer (the “Offer”), as such Offer is detailed in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Awards, dated January 25, 2010 (referred to as the “Offer to Exchange”). In particular, Infinera has received the following election:

Grant Number	Type	Date	Price ($)	Shares Outstanding	Shares Vested	Type	Shares	New Vesting Schedule	Election

If you change your mind, you may change your election to accept or reject the Offer with respect to some or all of your eligible options by submitting a new, properly completed, signed and dated election. The new election must be delivered via the Infinera Offer website at https://infinera.equitybenefits.com no later than 9:00 p.m., Pacific Time, on the Offer expiration date, currently expected to be February 22, 2010.

Only responses that are properly completed, signed, dated and actually received by Infinera via the Offer website before the Offer expires will be accepted. Responses submitted by any other means, including hand delivery, fax, email, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Valerie Hopkins by phone at +1 (408) 543-7818 or email at optionexchange@infinera.com.

Please note that our receipt of your election is not by itself an acceptance of the eligible options for exchange. For purposes of the Offer, Infinera will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of when Infinera gives oral or written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, email or other method of communication. Infinera’s formal acceptance of the properly tendered eligible options is expected to take place shortly after the end of the Offer period.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; and (2) the email from Thomas J. Fallon, our President and Chief Executive Officer, dated January 25, 2010. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, the Infinera Offer website at https://infinera.equitybenefits.com, or by contacting Valerie Hopkins by phone at +1 (408) 543-7818 or email at optionexchange@infinera.com. If you have any questions, please direct them to Valerie Hopkins by phone at +1 (408) 543-7818 or email at optionexchange@infinera.com.